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                                                                      EXHIBIT 24


                                                             September 14, 1998

Dear Fellow Stockholder:

  I am writing to you about an urgent matter concerning the future of your investment in Quickturn Design Systems, Inc. You may have received, or will likely soon receive, a communication from Mentor Graphics Corporation that attempts to call a special stockholder meeting and attempts to solicit your vote to replace Quickturn's Board of Directors with Mentor's hand-picked nominees, all in an effort to implement Mentor's inadequate $12.125 per share tender offer.

                      THERE IS ABSOLUTELY NO NEED FOR YOU
                        TO TAKE ANY ACTION AT THIS TIME

  Do not be confused by Mentor's purported call of a special stockholder meeting. The validity and legality of Mentor's attempt to call such a meeting is currently the subject of litigation between Mentor and Quickturn. No meeting date will be finally determined until this litigation is resolved. Your Board urges you to take no action with respect to Mentor's gold proxy cards until and unless it is determined that Mentor has validly called a special meeting.

  Your Board of Directors will soon send to you its own solicitation materials. We strongly recommend that you take no action until you have received these materials. These materials will also provide you with the opportunity to reconsider any decision you may have made to send a proxy card to Mentor. After careful consideration of the Mentor offer, your Board of Directors has determined that the Mentor offer is inadequate and not in the best interests of the Company's stockholders, that the Mentor offer does not fully reflect the long-term value of the Company, and that stockholder interests would be better served by the Company continuing to pursue its business plan.

  Your Board of Directors believes that Mentor's rush to seek your vote in favor of their proposals is nothing more than a pressure tactic to carry out its opportunistic hostile takeover of Quickturn. Mentor has stated that its purpose in soliciting your vote in favor of its proposals is to facilitate the Mentor offer, which your Board has determined to be inadequate.

            DO NOT BE STAMPEDED BY MENTOR'S ATTEMPT TO SOLICIT YOUR
               VOTE BEFORE YOU HEAR FROM YOUR BOARD OF DIRECTORS

  Again, we urge stockholders not to take any action until you have received our materials, and not to execute any gold Mentor proxy card at this time. If you have any questions about this process or need further assistance, please contact our proxy solicitor:

                               MORROW & CO., AT
                         1 (800) 566-9061 (TOLL-FREE)

  We have every confidence in our Company's future and wish to reaffirm our determination that you, our stockholders, be given every opportunity to participate fully in that future. Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                          Very truly yours


                                          /s/ KEITH R. LOBO
                                          Keith R. Lobo
                                          PRESIDENT AND CHIEF EXECUTIVE
                                           OFFICER